

November 17, 2022

Steven F. DeGennaro
Chief Financial Officer
Marcus & Millichap, Inc.
23975 Park Sorrento, Suite 400
Calabasas, CA 91302

      Re: Marcus & Millichap, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Filed March 1, 2022
         File No. 001-36155

Dear Steven F. DeGennaro:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Material Cash Requirements, page 50

1.   We note your disclosure on page 50 that you have a material cash requirement of $69,256,000 for deferred commissions payable. We further note your disclosure at the top of page F-27 indicates that deferred commissions payable is the aggregate of $110,769,000 and $31,697,000. Please tell us the nature of the difference between the amounts for deferred commissions payable on page 50 and page F-27.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction